Exhibit 1.

Alpha Pro Tech

L T D.

ALPHA PRO TECH, LTD. ANNOUNCES FIRST QUARTER FINANCIAL RESULTS FOR
THE PERIOD ENDED MARCH 31, 2007

•                  13.5% Increase in Quarterly Net Revenue to  $9.0 Million

•                  32.1% Increase in Disposable Protective Apparel Sales to $5.4 Million

FOR IMMEDIATE RELEASE

Company Contact:	Investor Relations Contact:
Alpha Pro Tech, Ltd.	Hayden Communications, Inc.
Al Millar/Donna Millar	Cameron Donahue
905-479-0654	651-653-1854
e-mail: ir@alphaprotech.com	e-mail: cameron@haydenir.com

Nogales, Arizona — May 9, 2007, Alpha Pro Tech (AMEX: APT) a leading manufacturer of products designed to protect people, products and environments, including disposable protective apparel and building products, today announced its financial results  for the first quarter ended March 31, 2007.

Consolidated sales for the first quarter ended March 31, 2007 increased 13.5% to $9.0 million from $8.0 million in the comparable 2006 quarter. The increase was primarily due to increased sales of the Disposable Protective Apparel and Infection Control segments, partially offset by a decrease in the Engineered Products segment. Sales for the Disposable Protective Apparel segment for the quarter increased 32.1% to $5.4 million compared to $4.1 million for the same period of 2006 which was negatively impacted by a slowdown in orders related to the Company’s largest distributor, reducing overall internal inventory levels. The increase is attributable to the efforts to ramp up sales through various cleanroom distributors and to a much lesser extent to the sales increase of the Company’s largest distributor.  Management expects continued acceleration throughout 2007 due to market acceptance of the Company’s new ComforTech® line of products and previously announced expansions to the distribution network. Infection Control segment sales for the quarter increased 19.5% to $2.0 million compared to $1.7 million for the same period of 2006. Shield sales in this segment increased by $585,000 due to a large, non-recurring order and mask sales were down by $257,000 due to lower demand for the Company’s N-95 NIOSH approved respirator mask as concerns about Avian Flu have begun to subside. Engineered Products segment sales for the quarter decreased by 26.2% to $1.3 million compared to $1.8 million for the same period of 2006.  The Engineered Products segment decrease is a result of a change in distribution channel strategy in which we decided to move forward on a non-exclusive basis with our distributor, which led them to source product from other suppliers and to discontinue purchasing from us.

Al Millar, President of Alpha Pro Tech commented, “As expected, the change in our distribution strategy for our Engineered Products segment created a significant, but we believe short-lived, impact in our financial results. As we pursue a more broad and comprehensive distribution strategy, we believe we can expand our market share and grow revenues in this important segment.  While we adjust our distribution strategy, our other growth segments continue to expand, enabling us to increase our consolidated revenues and maintain consistent profitability. We remain well-positioned from a strategic standpoint, with a comprehensive line of innovative products designed to protect people and environments, and this platform will help us to absorb short-term issues with individual products, segments or distributors to maintain our growth trajectory and profitability.  Our game plan continues to be overall growth for the Company of at least 20% in 2007.”

Gross profit increased by 14.4% to $4.2 million for the quarter, or 46.0% gross profit margin, from $3.6 million, or 45.7% gross profit margin, for the same period in 2006. Gross profit margin on the Engineered Products segment improved in the first quarter of 2007 as compared to the same period of 2006.  Although the gross profit margin in the Engineered Products segment is considerably lower than the overall company margin, management expects continual improvement in 2007 as leverage is realized from further revenue growth.

Selling, general and administrative expenses increased by 29.1% to $3.2 million for the quarter from $2.5 million for the same quarter last year. Although expenses increased 29.1% compared to the first quarter of 2006, they only increased 4.3% sequentially compared to the fourth quarter of 2006.  A significant portion of the increase is related to the Engineered Products segment, with the creation of a marketing campaign designed to launch our new line of synthetic roof underlayment and house wrap, under the names of REX SynFelt™ and REX Wrap™, attendance at tradeshows, increased employee compensation and additional travel expenses related to our increased sales team.

Income from operations decreased 20.1%, to $826,000 for the quarter as compared to $1.0 million for the first quarter last year. The provision for income taxes for the quarter was $332,000 compared to $381,000 for the quarter ended March 31, 2006, resulting in an effective tax rate of 38.3% which is higher this year due to the amortization of share based compensation.

Net income for the quarter was $535,000 compared to net income of $649,000 for the quarter ended March 31, 2006. Basic and diluted income per share for the quarter was $0.02, based on 25.8 million fully diluted shares, compared to basic and fully diluted earnings per share of $0.03, based on 25.0 million fully diluted shares, for the first quarter last year.

Mr. Millar added, “The introduction of our REX SynFelt™ and REX Wrap™ products significantly augments the competitive position of our Engineered Products segment, and we are expect the performance of this segment will improve each quarter for the rest of the year with the second half of the year showing marked improvement. The adjustments we made in the distribution of these products, which will ultimately expand our market opportunity, resulted in higher expenses and a dip in revenues in the near term, but we are well on our way to restoring our positive trends.”

The balance sheet continued to remain strong with a current ratio of 11.48 to 1 on March 31, 2007. The Company completed the quarter with cash and cash equivalents of $1.1 million and working capital of $21.0 million. Inventories during the quarter totaled $14.8 million and were up 16.3% compared to inventories as of December 31, 2006. The increase is primarily attributable to an increase of $1.4 million for the Disposable Apparel and an increase of $600,000 in inventory for the Engineered Product segment. Inventory for the Engineered Product segment are high based on present sales levels, and management expects these levels to be reduced beginning in the third quarter of 2007. The Company currently has no outstanding debt and maintains an unused $3.5 million credit facility.

Lloyd Hoffman, Chief Financial Officer and Senior Vice President commented, “We increased our inventory levels to meet current and expected increased demand for our Apparel products.  We expect inventory levels for the Engineered Products segment to decrease during the second half of 2007.”

About Alpha Pro Tech, Ltd.

Alpha Pro Tech, Ltd. is a leader in protecting environments. Alpha Pro Tech, Inc. develops, manufactures and markets innovative disposable and limited-use protective apparel products for the industrial, clean room, medical and dental markets. In addition, Alpha ProTech Engineered Products, Inc. manufactures and markets a line of construction weatherization products, including building wrap, roof underlayment and mold resistant framing sealant. The Company has manufacturing facilities in Salt Lake City, Utah; Nogales, Arizona; Janesville, Wisconsin; Valdosta, Georgia; and a joint venture in India. For more information and copies of all news releases and financials, visit Alpha Pro Tech’s Website at http://www.alphaprotech.com.

The Private Securities Litigation Reform Act of 1995 (“Act”) provides a safe harbor for forward-looking information made on behalf of the Company. Forward-looking statements involve risks, uncertainties and assumptions as described from time to time in registration statements, annual reports and other periodic reports and filings of the Company filed with the Securities and Exchange Commission. All statements, other than statements of historical facts which address the Company’s expectations of sources of capital or which express the Company’s expectations for the future with respect to financial performance or operating strategies, can be identified as forward-looking statements. As a result, there can be no assurance that the Company’s future results will not be materially different from those described herein as “believed,” “anticipated,” “estimated” or “expected,” which reflect the current views of the Company with respect to future events. We caution readers that these forward-looking statements speak only as the date hereof. The Company hereby expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which such statement is based.

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-tables follow-

CONSOLIDATED INCOME STATEMENTS (Unaudited)

	For the Three Months Ended March 31,
	2007	2006
Net Sales	$9,044,000	$7,971,000
Cost of goods sold, excluding depreciation and amortization	4,880,000	4,330,000
Gross Margin	4,164,000	3,641,000

Expenses:
Selling, general and administrative	3,223,000	2,496,000
Depreciation and amortization	115,000	111,000

Income from operations	826,000	1,034,000

Other income

Equity income in unconsolidated affiliates, net of eliminations	25,000	(9,000)
Interest, net	16,000	5,000

Income before provision for income taxes	867,000	1,030,000

Provision for income taxes	332,000	381,000

Net Income	$535,000	$649,000

Basic net income per share	$0.02	$0.03

Diluted net income per share	$0.02	$0.03

Basic weighted average shares outstanding	24,834,005	24,066,144

Diluted weighted average shares outstanding	25,811,883	25,035,255

BALANCE SHEET HIGHLIGHTS

	March 31st	December 31st
	2007	2006
Cash	$1,086,000	$1,837,000
Total Current Assets	$22,918,000	$22,297,000
Net Property and Equipment	$3,295,000	$3,355,000
Total Assets	$27,456,000	26,852,000

Total Current Liabilities	$1,997,000	$2,679,000
Total Liabilities	$2,698,000	$3,372,000
Shareholder’s Equity	$24,758,000	$23,480,000
Total Liabilities and Equity	$27,456,000	$26,852,000